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      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 13, 2001


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10/A

                                 AMENDMENT NO. 4

     POST-EFFECTIVE AMENDMENT TO GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  AMSURG CORP.
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              Exact Name of Registrant as Specified in its Charter


           TENNESSEE                                            62-1493316
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State or Other Jurisdiction of                               (I.R.S. Exmployer
 Incorporation or Organization                              Identification No.)


20 BURTON HILLS BOULEVARD, NASHVILLE, TENNESSEE                        37215
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    Address of Principal Executive Offices                           Zip Code


Registrant's telephone number, including area code:     (615) 665-1283
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Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                       Name of Each Exchange on Which
to be so Registered                       Each Class is to be Registered
-------------------                       -------------------------------


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Securities to be registered pursuant to Section 12(g) of the Act:

    COMMON STOCK, NO PAR VALUE (FORMERLY CLASS A COMMON STOCK, NO PAR VALUE)
--------------------------------------------------------------------------------
                                (Title of Class)

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                                 (Title of Class

         This Form 10/A (Amendment No. 4) is filed to amend only the Item 11 information set forth in the Registration Statement on Form 10, as amended, filed by AmSurg Corp. (the "Company") on March 11, 1997.


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Item 11. DESCRIPTION OF CAPITAL STOCK

Item 11 is amended and restated to reflect that as of 5:00 p.m. Central Daylight Time on July 12, 2001, each share of Class A Common Stock and Class B Common Stock of AmSurg Corp. was reclassified as one share of common stock under AmSurg's Second Amended and Restated Charter, which was approved by AmSurg's shareholders on July 11, 2001.

AUTHORIZED CAPITAL STOCK

         As of July 12, 2001, under its Second Amended and Restated Charter, AmSurg is authorized to issue 39,800,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value. As of July 12, 2001, 19,893,333 shares of our common stock are issued and outstanding. There are no shares of preferred stock outstanding.

         As of July 12, 2001, we believe that there are approximately 139 holders of record and 3,800 beneficial owners of our common stock. As of July 11, 2001, stock options for the purchase of 1,593,044 shares of our common stock are outstanding, of which options to purchase 821,751 shares of our common stock having an average exercise price of $7.74 per share are exercisable as of July 12, 2001. The options granted generally will vest in equal annual installments over four years, and will expire 10 years from the date of grant. In the event of certain fundamental changes to AmSurg (including liquidation, dissolution, merger, reorganization or sale of all or substantially all of the assets of AmSurg), the stock options will immediately vest and be fully exercisable by the optionees.

         The following summary of certain terms of our capital stock describes briefly the material provisions of AmSurg's charter and bylaws, and applicable provisions of Tennessee corporate law.

         COMMON STOCK. The holders of our common stock are entitled to one vote per share on all matters to be submitted to a vote of the shareholders and are not entitled to cumulative voting in the election of directors. Subject to prior dividend rights and sinking fund or redemption or purchase rights which may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to share ratably in such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefor. The holders of our common stock are entitled to share ratably in any assets remaining after satisfaction of all prior claims upon liquidation of AmSurg, including prior claims of any outstanding preferred stock.] The charter does not give holders of our common stock any preemptive or other subscription rights, and our common stock is not redeemable at the option of the holders, does not have any conversion rights, and is not subject to call. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of any other series of preferred stock that AmSurg may designate and issue in the future.

         DIVIDEND POLICY. We have never declared a cash dividend on the shares of common stock and do not currently intend to declare or pay a cash dividend on the shares of common stock. In addition, the payment of cash dividends in the future will depend on AmSurg's earnings, financial condition, capital needs and other factors deemed relevant by the Board of Directors, including corporate law restrictions on the availability of capital for the payment of dividends, the rights of holders of any series of preferred stock that may hereafter be issued and the limitations, if any, on the payment of dividends under any documents relating to equity investments, then-existing credit facilities or other indebtedness. The terms of our credit facility prohibit AmSurg from declaring or paying any dividend to any person other than itself or a subsidiary. It is the current intention of the Board of Directors to retain earnings, if any, in order to finance the operations and expansion of our business.

         PREFERRED STOCK. AmSurg is authorized to issue 5,000,000 shares of undesignated preferred stock, no par value. The authorized preferred stock may be issued from time to time in one or more designated series or classes. Subject to the provisions of the charter and limitations prescribed by law, the Board of Directors, without further action or vote by the shareholders, is authorized to establish the voting, dividend, redemption, conversion, liquidation, and other relative provisions in a particular series or class. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of AmSurg. We have no present intention to issue any series or class of preferred stock.



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         SHAREHOLDER RIGHTS PLAN. On November 19, 1999 we adopted a rights agreement (commonly known as a "poison pill"). Under the rights agreement, we issued one right for each share of Class A and Class B Common Stock that were outstanding on December 16, 1999. In addition, one right will automatically attach to each share of common stock we issued between December 16, 1999 and the time that the rights become exercisable. When exercised, each right will entitle its holder to purchase one one-hundredth of a share (a "unit") of Series C Junior Participating Preferred Stock, no par value per share (the "Series C Preferred Stock"), at an exercise price of $48.00 per unit, subject to adjustment. The rights initially will not be exercisable. Instead, the rights will be attached to and trade with all shares of common stock outstanding as of, and issued after, December 16, 1999. The rights will separate from the common stock and will become exercisable upon the earlier of the following events (the "distribution date"):

         o The tenth business day following the first public announcement that a person or entity has acquired beneficial ownership of 15% or more of our common stock then outstanding (an "Acquiring Person"); or

         o The tenth business day following the commencement of a tender offer or exchange offer that could result in a person or entity becoming the beneficial owner of 15% or more of our common stock then outstanding.

         The rights will expire at the close of business on December 9, 2009 unless we redeem or exchange the rights as described below.

         After public announcement that a person has become an Acquiring Person, each holder of a right will have the right to receive upon exercise of the rights that number of shares of common stock having a value of two times the then current purchase price of the right. At any time after a person becomes an Acquiring Person, AmSurg may exchange all or part of the outstanding and exercisable rights for shares of common stock at an exchange ratio specified in the rights agreement. AmSurg generally may not make an exchange after any person becomes the beneficial owner of 50% or more of our common stock.

         Under certain circumstances, each holder of a right will be entitled to receive, if the holder exercises a right, common stock of the acquiring company having a value equal to two times the then current purchase price of the right. This feature, commonly called the "flip-over" of the rights, will be available if certain merger or sale transactions occur after it is publicly announced that a person has become an Acquiring Person.

         Until a right is exercised, the holder will have no rights as a shareholder as a result of the rights. Shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for units of Series C Preferred Stock, shares of common stock, other consideration or for common stock of an acquiring company.

         The rights may have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by a majority of our board of directors unless the offer is conditioned on a substantial number of rights being acquired. However, the rights should not interfere with any merger or other business combination approved by our board of directors since the rights may be redeemed by us at $0.001 per right at any time on or prior to the tenth day following the announcement that someone has become an Acquiring Person. Thus, the rights are intended to encourage persons who may seek to acquire control of us to negotiate with our board of directors. However, the effect of the rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position or to obtain control of AmSurg. To the extent any potential acquirers are deterred by the rights, the rights may have the effect of preserving incumbent management in office.

TRANSFER AGENT AND REGISTRAR

         SunTrust Bank, Atlanta, is the transfer agent and registrar for the common stock.

REGISTRATION AGREEMENT

         Certain private investors entered into a registration agreement dated April 2, 1992, as amended. Pursuant to the registration agreement, the holders of at least 66 2/3% of certain of the registrable shares under the registration



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agreement, may by written notice demand registration on Form S-1 or any similar long-form registration under the Securities Act of up to all of the registrable shares owned by such holders. These holders of registrable shares are entitled to only one such long-form demand registration. In connection with the equity financing of preferred stock in November 1996, the purchasers of preferred stock became parties to the Registration Agreement. As a result, shares of Class A Common Stock (now common stock) issued upon conversion of the Series B Preferred Stock are registrable shares, and as such, have certain registration rights. The holders of the shares of Class A Common Stock (now common stock) issued upon conversion of the Series B Preferred Stock are entitled to two demand registrations. In addition, any holder or holders of registrable shares may demand registration of any or all of their registrable shares on or after the date upon which AmSurg has become entitled as a registrant to use Form S-3 or any similar short-form registration. There is no limit on the number of short-form demand registrations, so long as the aggregate offering value of the registrable shares requested to be registered is at least $1,000,000. The shareholders are also entitled to unlimited "piggyback" registration rights whenever AmSurg proposes to register any of its securities under the Securities Act (other than on Forms S-4 or S-8 or any successor forms), until June 10, 2003. These "piggyback" registration rights entitle these shareholders to include any of their registrable shares in any registration statement which AmSurg proposes to file, subject to certain limitations generally imposed by the managing underwriter regarding the number of shares to be included in the offering.

CERTAIN PROVISIONS OF OUR CHARTER, BYLAWS, AND TENNESSEE LAW

         GENERAL. The provisions of the charter, the bylaws, and Tennessee statutory law described in this section may delay or make more difficult acquisitions or changes of control of AmSurg that are not approved by the Board of Directors. Such provisions have been implemented to enable AmSurg, particularly (but not exclusively) in the initial years of its existence as an independent, publicly-owned company, to develop its business in a manner that will foster its long-term growth without the disruption of the threat of a takeover not deemed by the Board of Directors to be in the best interests of AmSurg and its shareholders.

         CLASSIFIED BOARD OF DIRECTORS. The bylaws provide that the number of directors shall be no fewer than three or more than 12, with the exact number to be established by the Board of Directors and subject to change from time to time as determined by the Board of Directors. The charter provides for the classification of the Board of Directors. Under the terms of the charter, the members of the Board of Directors are divided into three classes, serving staggered three-year terms. As a result, one-third of the Board of Directors will be elected each year. This provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the Board of Directors until the second annual shareholders' meeting following the date the acquiror obtains the controlling stock interest. This provision may have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of AmSurg, and could also increase the likelihood that incumbent directors will retain their positions.

         The charter provides that directors may be removed only for "cause" and only by the affirmative vote of the holders of a majority of the voting power of all the shares of AmSurg's capital stock then entitled to vote in the election of directors, voting together as a single class, unless the vote of a special voting group is otherwise required by law. "Cause" is defined in the charter as:
(i) a felony conviction of a director or the failure of a director to contest prosecution for a felony; (ii) conviction of a crime involving moral turpitude; or (iii) willful and continued misconduct or gross negligence by a director in the performance of his or her duties as a director. The charter also provides that in order to call a special meeting of shareholders, written demands of the holders of at least 15% of the voting power of each class of the common stock must be received. These provisions, in conjunction with the provision of the bylaws authorizing the Board of Directors to fill vacant directorships, may prevent shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

         ADVANCE NOTICE FOR SHAREHOLDER PROPOSALS OR MAKING NOMINATIONS AT MEETINGS. The bylaws establish an advance notice procedure for shareholder proposals to be brought before a meeting of shareholders of AmSurg and for nominations by shareholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, only such business may be conducted at a meeting of shareholders as has been brought before the meeting by, or at the direction of, the Board of Directors, or by a shareholder who has given to the Secretary timely written notice in proper form, of the shareholder's intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are selected and recommended by the Board of Directors, or the committee of the Board of Directors designated to make nominations, or who are nominated by a shareholder



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who has given timely written notice, in proper form, to the Secretary prior to a meeting at which directors are to be elected will be eligible for election as directors.

         To be timely, notice of nominations or other business to be brought before any meeting must be received by the Secretary not later than 120 days in advance of the mailing date of AmSurg's proxy statement for the previous year's annual meeting or, in the case of special meetings, at the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders.

         The notice of any shareholder proposal or nomination for election as director must set forth various information required under the bylaws. The person submitting the notice of nomination and any person acting in concert with such person must provide, among other things, the name and address under which they appear on AmSurg's books (if they so appear) and the class and number of shares of AmSurg's capital stock that are beneficially owned by them.

         AMENDMENT OF THE BYLAWS AND CHARTER. Except with respect to amendments to the bylaws or charter relating to the classified structure of the Board of Directors which are required to be approved by the affirmative vote of two-thirds of the voting power of the shares entitled to vote in the election of directors, the bylaws provide that a majority of the members of the Board of Directors who are present at any regular or special meeting or the holders of a majority of the voting power of all shares of AmSurg's capital stock represented at a regular or special meeting have the power to amend, alter, change, repeal, or restate the bylaws.

         Except as may be set forth in resolutions providing for any class or series of preferred stock, any proposal to amend, alter, change, or repeal any provision of the charter requires approval by the affirmative vote of both a majority of the members of the Board of Directors then in office and the holders of a majority of the voting power of all of the shares of AmSurg's capital stock entitled to vote on the amendments, with shareholders entitled to dissenters' rights as a result of the charter amendment voting together as a single class. Shareholders entitled to dissenters' rights as a result of a charter amendment are those whose rights would be materially and adversely affected because the amendment (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption; (iii) alters or abolishes a preemptive right; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or
(v) reduces the number of shares held by such holder to a fraction if the fractional share is to be acquired for cash. In general, however, no shareholder is entitled to dissenters' rights if the security he or she holds is listed on a national securities exchange or the Nasdaq National Market.

         TENNESSEE LAW. The Tennessee Business Combination Act provides, among other things, that any corporation to which the Combination Act applies, including AmSurg, shall not engage in any "business combination" with an "interested shareholder" for a period of five years following the date that such shareholder became an interested shareholder unless prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder.

         The Combination Act defines "business combination," generally, to mean any: (i) merger or consolidation; (ii) share exchange; (iii) sale, lease, exchange, mortgage, pledge, or other transfer (in one transaction or a series of transactions) of assets representing 10% or more of (A) the market value of consolidated assets, (B) the market value of the corporation's outstanding shares or (C) the corporation's consolidated net income; (iv) issuance or transfer of shares from the corporation to the interested shareholder; (v) plan of liquidation; (vi) transaction in which the interested shareholder's proportionate share of the outstanding shares of any class of securities is increased; or (vii) financing arrangements pursuant to which the interested shareholder, directly or indirectly, receives a benefit except proportionately as a shareholder.

         The Combination Act defines "interested shareholder," generally, to mean any person who is the beneficial owner, either directly or indirectly, of 10% or more of any class or series of the outstanding voting stock, or any affiliate or associate of the corporation who has been the beneficial owner, either directly or indirectly, of 10% or more of the voting power of any class or series of the corporation's stock at any time within the five-year period preceding the date in question. Consummation of a business combination that is subject to the five-year moratorium is permitted after such period if the




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transaction (i) complies with all applicable charter and bylaw requirements and applicable Tennessee law and (ii) is approved by at least two-thirds of the outstanding voting stock not beneficially owned by the interested shareholder, or when the transaction meets certain fair price criteria. The fair price criteria include, among others, the requirement that the per share consideration received in any such business combination by each of the shareholders is equal to the highest of (i) the highest per share price paid by the interested shareholder during the preceding five-year period for shares of the same class or series plus interest thereon from such date at a treasury bill rate less the aggregate amount of any cash dividends paid and the market value of any dividends paid other than in cash since such earliest date, up to the amount of such interest, (ii) the highest preferential amount, if any, such class or series is entitled to receive on liquidation, or (iii) the market value of the shares on either the date the business combination is announced or the date when the interested shareholder reaches the 10% threshold, whichever is higher, plus interest thereon less dividends as noted above.

         The Tennessee Control Share Acquisition Act prohibits certain shareholders from exercising in excess of 20% of the voting power in a corporation acquired in a "control share acquisition," as defined in the Acquisition Act, unless such voting rights have been previously approved by the disinterested shareholders of the corporation. AmSurg has not elected to make the Acquisition Act applicable to it. No assurance can be given that such election, which must be expressed in a charter or bylaw amendment, will or will not be made in the future.

         The Tennessee Greenmail Act prohibits AmSurg from purchasing or agreeing to purchase any of its securities, at a price in excess of fair market value, from a holder of 3% or more of any class of such securities who has beneficially owned such securities for less than two years, unless such purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by AmSurg or AmSurg makes an offer of at least equal value per share to all holders of shares of such class. The effect of the Greenmail Act may be to render more difficult a change of control of AmSurg.



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                AMSURG CORP.


                                By:      /s/ Claire M. Gulmi
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                                         Claire M. Gulmi
                                         Senior Vice President, Chief Financial
                                         Officer, and Secretary

                                Dated: July 13, 2001



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                                INDEX TO EXHIBITS

EXHIBIT           DESCRIPTION
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3.1      --       Second Amended and Restated Charter of AmSurg Corp.
4.1      --       Specimen certificate representing the common stock